UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-36532

SPHERE 3D CORP.

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, M3C1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 17, 2021, Sphere 3D Corp. (the "Company") was notified by The Nasdaq Stock Market LLC ("Nasdaq") that the Nasdaq Listing Qualifications Staff issued a public letter of reprimand to the Company based upon the Company's failure to comply with the Listing Rule 5620(c) (the "Quorum Rule") during the period of time that it was no longer a foreign private issuer and could not rely on home country practice in the alternative to the Quorum Rule. The Company's bylaws required a quorum of at least 25%, instead of the 33 1/3% threshold required for a domestic issuer by the Quorum Rule.  This oversight and rule violation was caused by the fact that the Company no longer qualified as a foreign private issuer during 2018,  2019 and 2020.  On January 1, 2021, the Company once again qualified as a foreign private issuer, and therefore the Company once again intends to rely on home country practice in lieu of the Quorum Rule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: February 19, 2021	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer